03 MAR 12 AM 7:21

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

03007605

Our reference BB/jcd
Date 4 march 2003

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

SUPPL

Dear Sir or Madam,

The enclosed press releases from the period February 2003 and the Pricing Supplements of February 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 3/28

markets – to large corporations operating in the food, beverage and agribusiness industries.

Its business banking operation delivers customised financial services to middle-market clients – including processors, wholesalers, retailers and exporters - operating 'after farm gate' in the food, agribusiness and related manufacturing and service sectors.

The name change will see signage at PIBA's 35 outlets across Australia change to Rabobank in early March. (The group's New Zealand branches moved to the Rabobank brand in 1999.) All advertising, product names and other marketing will use the Rabobank brand.

However, Mr Dick said, the rebranding would not involve any structural changes to the organisation.

The group would also continue to maintain its focus on the food and agribusiness sectors in Australia.

"We are a world leader in the field of food and agribusiness. This is our core area of expertise and we will continue to concentrate on this section of the market," he said.

Mr Dick said the bank was undertaking a program to steadily develop its presence and services in rural Australia. This included growing its network of Australian branches. Seven new outlets began operation during the past 12 months, while another three are scheduled to open in early 2003.

"Having a local presence in a region is particularly important for our business because it enables us to develop extensive local knowledge of primary production in each region, to get an on-the-ground understanding of individual client's operations and provide personal on-farm service to them," he said.

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Press releases

Rabobank Consolidates Australian Operations Under Single Brand
February 24 2003

After 13 years developing its business in the Australian market, the world's leading food and agribusiness banking specialist Rabobank is consolidating its local operations under the one brand.

The move will see the Primary Industry Bank of Australia (PIBA) – which Rabobank has owned since 1994 – change to the Rabobank brand (under the name Rabobank Australia Limited).

Through PIBA, Rabobank is the third largest rural lender in Australia, writing approximately 12 per cent of the country's $29.9 billion farm debt.

Rabobank Australia and New Zealand CEO Bruce Dick says the brand consolidation will assist in positioning the bank for further growth and development in the Australian market.

"Australia and New Zealand are key markets for the international Rabobank Group and we are committed to developing our business in the rural and food and agribusiness sectors here," he said.

"Australia's primary producers and food and agribusiness companies are among the most successful in the world. The short-term effects of the drought not-withstanding, the outlook for Australia's agricultural industries is most definitely optimistic. We believe they have enormous growth potential locally and in world markets and we want to be partnering them in this growth."

The AAA-rated Rabobank operates in 33 countries and is ranked among the world's top 50 banks, based on total assets. It is rated as the most credit-worthy non-government related bank in the world.

Mr Dick said streamlining its Australian brands would enable the bank to concentrate resources on developing the Rabobank name and profile in Australia.

The PIBA brand name change will bring the Rabobank Group's successful rural lending business under the same banner as its growing Australian corporate and business banking operations.

Rabobank's corporate arm provides a range of banking services – including lending, structured finance, structured trade and commodity finance, mergers and acquisitions/corporate advisory, foreign exchange and capital

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

in the Euronext Amsterdam Daily Official List in a special new section - Commercial Paper/Certificates of Deposit, Domestic and Foreign.

Hans ten Cate, member of the Rabobank Group's Executive Board, said that Rabobank hopes to increase its investor base with the exchange listing of its CD funding programme. As he explained, "The Rabobank Group has a high credit rating and currently has some €25 billion outstanding in money market instruments. Its high rating makes it attractive to investors in short-term instruments."

According to George Möller, COO of Euronext, "Money market instruments form a very interesting addition to the range of financial instruments listed at Euronext."

Press releases

Euronext Amsterdam And Rabobank Start Listing Money Market Instruments
February 20 2003

Double First For Amsterdam



In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Amsterdam, 20 February 2003 The Amsterdam financial community is celebrating a double first today. As from today, Euronext is offering issuers the possibility of listing short-term debt instruments, specifically certificates of deposit (CDs) issued by financial institutions and commercial paper (CP) issued by businesses. Rabobank is the first issuer to take advantage of the new listing facility, which was developed jointly by Euronext Amsterdam and Rabobank Nederland. Today, the two parties signed the listing agreement for Rabobank Nederland's €25,000,000,000 Euro-Commercial Paper and Certificate of Deposit Programme.

Although the total value of outstanding CP and CDs on the European market in 2002 amounted to approximately €300 billion, a large number of investors in Europe, such as money market funds, are not able to invest more than 10% of their investment portfolio in money market instruments due to the fact there is no regulated market for them. However, they can form part of a regulated market if they are admitted to listing. As a result, professional European investors will be able to include more money market instruments in their investment portfolios.

Issuers whose money market instruments are admitted to listing must comply with the provisions of Euronext's Listing and Issuing Rules, which also apply to bond issuers. Trading will continue to be done on the over-the-counter market and will not be routed via Euronext's trading systems. Listings will apply to entire programmes and, where requested, individual tranches of listed programmes. Details of programmes that have been approved by Euronext Amsterdam will be published

NV

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc**

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 613A

TRANCHE NO: 1

USD 20,000,000 Fixed to Reverse Floating Rate Step-Up Notes due 2010

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 24 February 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	613A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	(iii)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(iv)	Net proceeds:	USD 20,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	26 February 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		26 February 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		(i) Fixed Rate in respect of the period beginning on and including the Issue Date and ending on but excluding 26 February 2004 (the "**Fixed Interest Period**") (see item 17 below) (ii) Floating Rate in respect of the period beginning on and including the Interest Payment Date on 26 February 2004 to but excluding the Maturity Date (the "**Floating Interest Period**") (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Please see item 10 above
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
	Status of the Guarantee:		Not Applicable

15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable in respect of the Fixed Interest Period.
	(i)	Rate of Interest:	5.00 per cent. per annum in respect of the Fixed Interest Period payable annually in arrear
	(ii)	Interest Payment Date(s):	26 February 2004
	(iii)	Fixed Coupon Amount:	USD50 per USD1,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable in respect of the Floating Interest Period
	(i)	Specified Period(s)/Specified Interest Payment Dates	From and including 26 February 2004 to but excluding the Maturity Date
	(ii)	Business Day Convention:	Not Applicable
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination provided that notwithstanding Condition 6(b)(iii)(B)(x)(i), the Rate of Interest shall be the Floating Rate (as defined below) minus the Relevant Rate (converted to a 30/360 day count fraction basis by multiplying the Relevant Rate by 365/360 for each Floating Interest Period commencing on non-leap years or by 366/360 for each Floating Interest period commencing on leap years. **"Floating Rate"** shall mean the applicable rate for Year 2, Year 3, Year 4, Year 5, Year 6 and Year 7; **"Relevant Rate"** shall mean 12 months USD LIBOR-BBA, as determined in accordance with sub-paragraph (vii) below;

		"Year 2" shall mean the Floating Interest Period from and including 26 February 2004 to but excluding 26 February 2005 for which the Floating Rate shall be 8.00 per cent. per annum; **"Year 3"** shall mean the Floating Interest Period from and including 26 February 2005 to but excluding 26 February 2006 for which the Floating Rate shall be 8.00 per cent. per annum; **"Year 4"** shall mean the Floating Interest Period from and including 26 February 2006 to but excluding 26 February 2007 for which the Floating Rate shall be 9.00 per cent. per annum; **"Year 5"** shall mean the Floating Interest Period from and including 26 February 2007 to but excluding 26 February 2008 for which the Floating Rate shall be 10.00 per cent. per annum; **"Year 6"** shall mean the Floating Interest Period from and including 26 February 2008 to but excluding 26 February 2009 for which the Floating Rate shall be 11.00 per cent. per annum; and **"Year 7"** shall mean the Floating Interest Period from and including 26 February 2009 to but excluding 26 February 2010 for which the Floating Rate shall be 12.00 per cent. per annum.
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
•	Relevant Time:	11.00 a.m. London Time
•	Interest Determination Date:	Two London Business Days prior to the first day in each Interest Accrual Period **"London Business Day"** means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchanged markets settle payments in London

•	Primary Source for Floating Rate:	Moneyline Telerate page 3750 (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00a.m. London time.
•	Reference Banks (if Primary Source is 'Reference Banks'):	Not Applicable
•	Relevant Financial Centre:	London
•	Benchmark:	USD LIBOR-BBA
•	Representative Amount:	Not Applicable
•	Effective Date:	Commencements of Interest Period
•	Specified Duration:	12 months
(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
(ix)	Margin(s):	Not Applicable
(x)	Minimum Rate of Interest:	0.00 per cent per annum
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	26 February in each year commencing on 26 February 2004 and ending on 26 February 2009
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed

	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, Conditions apply
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for

		such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands

The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0162258353
38	Common Code:	016225835
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.9268302 producing a sum of:	Euro 18,536,604
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	24 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

NV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 612A
TRANCHE NO: 1
USD 50,000,000 Fixed Rate Range Notes due 2010

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 24 February 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:		612A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i) Series:		USD 50,000,000
	(ii) Tranche:		USD 50,000,000
5	(i) Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		USD 50,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		26 February 2003
8	Maturity Date:		26 February 2010, subject to adjustment in accordance with the Following Business Day Convention as set forth in Condition 6(b)(ii).
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable

(i)	Rate of Interest:	1) 3.75 per cent. per annum payable annually in arrear in respect of the Interest Accrual Period commencing on and including (i) 26 February 2003 to but excluding the Interest Payment Date falling in February 2004 and (ii) the Interest Payment Date falling in February 2004 to but excluding the Interest Payment Date falling in February 2005; 2) 4.00 per cent. per annum payable annually in arrear in respect of the Interest Accrual Period commencing on and including the Interest Payment Date falling in February 2005 to but excluding the Interest Payment Date falling in February 2006; 3) 4.25 per cent. per annum payable annually in arrear in respect of the Interest Accrual Period commencing on and including the Interest Payment Date falling in February 2006 to but excluding the Interest Payment Date falling in February 2007; 4) 4.50 per cent. per annum payable annually in arrear in respect of the Interest Accrual Period commencing on and including the Interest Payment Date falling in February 2007 to but excluding the Interest Payment Date falling in February 2008; 5) 4.75 per cent. per annum payable annually in arrear in respect of the Interest Accrual Period commencing on and including the Interest Payment Date falling in February 2008 to but excluding the Interest Payment Date falling in February 2009; and 6) 5.00 per cent. per annum payable annually in arrear in respect of the Interest Accrual Period commencing on and including the Interest Payment Date falling in February 2009 to but excluding the Interest Payment Date falling in February 2010.

	(ii)	Interest Payment Date(s):	26 February in each year commencing on 26 February 2004 and ending on the Maturity Date subject to adjustment in accordance with the Following Business Day Convention as set forth in Condition 6(b)(ii) for which the Business Days are London and New York.
	(iii)	Fixed Coupon Amounts:	Not Applicable
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (adjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Interest Payment Dates commencing on 26 February 2004 and ending on 26 February 2009 subject to adjustment in accordance with the Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0162172398
38	Common Code:	016217239

39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.926381 producing a sum of:	EUR 46,319,050
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	24 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised

MV

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
AUSTRALIA BRANCH**

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
SINGAPORE BRANCH**

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

Pricing Supplement

SERIES NO: 600A
TRANCHE NO: 1
ZAR 200,000,000 11 per cent. Notes 2003 due 2005
Issue Price: 100.04 per cent.

**DEUTSCHE BANK
RABOBANK INTERNATIONAL**
and
**CREDIT SUISSE FIRST BOSTON
DRESDNER KLEINWORT WASSERSTEIN
KBC INTERNATIONAL GROUP
LANDESBANK BADEN-WUERTTEMBERG**

The date of this Pricing Supplement is 14 February 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the approval of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland)
2	(i) Series Number:	600A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	South African Rand ("**ZAR**")
4	Aggregate Nominal Amount:	
	(i) Series:	ZAR 200,000,000
	(ii) Tranche:	ZAR 200,000,000
5	(i) Issue Price:	100.04 per cent. of the Aggregate Nominal Amount of the Notes
	(ii) Net proceeds:	ZAR 197,830,000 (less agreed expenses)
6	Specified Denominations:	ZAR 5,000, ZAR 50,000 and ZAR 500,000
7	Issue Date:	18 February 2003
8	Maturity Date:	18 February 2005
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	11 per cent. Fixed-Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	N/A
13	Put/Call Options:	N/A
14	Status of the Notes:	Senior
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	11 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	18 February in each year commencing on 18 February 2004 and ending on 18 February 2005.

	(iii)	Fixed Coupon Amount (s):	ZAR 550 on each denomination of ZAR 5,000, ZAR 5,500 on each denomination of ZAR 50,000 and ZAR 55,000 on each denomination of ZAR 500,000
	(iv)	Broken Amount:	N/A
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**		N/A
19	**Zero Coupon Note Provisions**		N/A
20	**Index Linked Interest Note Provisions**		N/A
21	**Dual Currency Note Provisions**		N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		N/A
23	**Put Option**		N/A
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership

	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		N/A
30	Details relating to Instalment Notes:		N/A
	(i)	Instalment Amount(s):	N/A
	(ii)	Instalment Date(s):	N/A
	(iii)	Minimum Instalment Amount:	N/A
	(iv)	Maximum Instalment Amount:	N/A
31	Redenomination, renominalisation and reconventioning provisions:		N/A
32	Consolidation provisions:		N/A
33	Other terms or special conditions:		N/A

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Credit Suisse First Boston (Europe) Limited Dresdner Bank AG London Branch KBC Bank NV Landesbank Baden-Wuerttemberg
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	Combined management and underwriting commission: 0.125 per cent. of the principal amount of the Notes. Selling Concession: 1.00 per cent. of the principal amount of the Notes
35	If non-syndicated, name of Dealer:		N/A
36	Additional selling restrictions:		**The Netherlands:** Each Manager has agreed and represented that the Notes

qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states party to the Agreement on the European Economic Area;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer has its corporate seat; and

(iii) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC

Each Manager has represented and agreed that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

The Republic of South Africa: Each Manager has represented and agreed that is has not offered or sold and will not offer or sell, directly or indirectly, any Notes in the Republic of South Africa or to persons resident in the Republic of South Africa except in accordance with South African Exchange Control Regulations and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0162173362

38	Common Code:	016217336
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	N/A
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	N/A
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.105594, producing a sum of (for Notes not denominated in Euro):	Euro 21,118,800
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	N/A
45	Date of Pricing Supplement:	14 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

Niek Vogelaar

03 MAR 12

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

PRICING SUPPLEMENT

SERIES NO: 583A
TRANCHE NO: 1
EUR100,000,000 Periodic Capped Floating Rate Notes 2003 due 2006

Issue Price: 101.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED
BANCA AKROS S.p.A (GRUPPO BANCA POPOLARE DI MILANO)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK INTERNATIONAL)

The date of this Pricing Supplement is 12 February 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:		Not Applicable
2	(i) Series Number:		583A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i) Series:		EUR100,000,000
	(ii) Tranche:		EUR100,000,000
5	(i) Issue Price:		101.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		EUR99,900,000
6	Specified Denominations:		EUR1,000
7	(i) Issue Date:		14 February 2003
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		The Interest Payment Date falling in August 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable

(i)	Specified Period(s)/Specified Interest Payment Dates:	14 August and 14 February in each year commencing on 14 August 2003 and ending on the Maturity Date subject to adjustment in accordance with the Business Day Convention specified below for which Business Day is a day on which the TARGET system is open
(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(v)	Interest Period Date(s):	Specified Interest Payment Dates
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
	– Relevant Time:	11.00 a.m. Brussels time
	– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Accrual Period
	– Primary Source for Floating Rate:	Moneyline/Telerate Page 248.
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	Euro-zone
	– Benchmark:	EURIBOR
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Six months
(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
(ix)	Margin(s):	plus 0.25 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	The Rate of Interest in respect of any Interest Accrual Period commencing after the Interest Payment Date falling in August 2003 shall not be greater than 0.20 per cent. above the Rate of Interest calculated in respect of the immediately preceding Interest Accrual Period
(xii)	Day Count Fraction (Condition 1(a)):	Actual/360

	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Final Redemption Amount, as calculated in accordance with the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the

		exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Morgan Stanley & Co. International Limited, Banca Akros S.p.A. (Gruppo Banca Popolare di Milano) Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

	(ii)	Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
	(iii)	Dealers Commission:	Combined management and underwriting commission of 0.10 per cent. of the nominal amount of the Notes and a selling concession of 1.00 per cent. of the nominal amount of the Notes.
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands**

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states party to the Agreement on the European Economic Area;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer has its corporate seat; and

(iii) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC

Each Manager represents and agrees that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes.

		Republic of Italy The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa ("**CONSOB**") pursuant to Italian securities legislation and, accordingly, each Manager represents and agrees that it has not offered or sold, and will not offer or sell, any Notes in the Republic of Italy and that sales of the Notes in the Republic of Italy shall only be carried out in compliance with the requirements of Legislative Decree No. 58 of 24 February 1998, as amended ("**Legislative Decree No. 58**"), Legislative Decree No. 385 of 1 September 1993 (the "**Banking Law**"), and the relevant implementing regulations, and shall in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations and in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0161314660
38	Common Code:	016131466
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate [•] producing a sum of:	Not Applicable

44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	12 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 598A
TRANCHE NO: 1
JPY 1,000,000,000 Fixed Rate and Inverse Floating Rate Notes 2003 due 2015

Issue Price: 100.00 per cent

TD Securities

The date of this Pricing Supplement is 11 February 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27 September 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2001.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	598A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY")
4	Aggregate Nominal Amount:	
	(i) Series:	JPY 1,000,000,000
	(ii) Tranche:	JPY 1,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 100,000,000
7	(i) Issue Date:	13 February 2003
	(ii) Interest Commencement Date:	14 February 2003
8	Maturity Date:	13 February 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing into Inverse Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	1. Fixed Rate for the period from and including 14 February 2003 to but excluding 13 February 2004 Automatically converting on 13 February 2004 to 2. Inverse Floating Rate Interest from and including 13 February 2004 to but excluding the Maturity Date
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior

15	Listing:		None
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	For the period from and including 14 February 2003 to but excluding 13 February 2004, interest will accrue at the rate of 1.20 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	13 August 2003 and 13 February 2004 in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount (s):	JPY 596,667 per Denomination in Nominal Amount payable on 13 August 2003 JPY 600,000.00 per Denomination in Nominal Amount payable on 13 February 2004
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	"Coupon Period" or "Specified Period" means from and including 13 February to but excluding 13 August and from and including 13 August to but excluding 13 February of each year commencing 13 February 2004 and ending on the Maturity Date "Specified Interest Payment Date" means February 13 and August 13 of each year commencing on 13 August 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention

(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	In respect of the semi-annual Interest Periods from and including 13 February 2004 to but excluding the Maturity Date, the Notes will bear interest for each Interest Period ending on and excluding the Specified Interest Payment Date set out in Column A below at the corresponding rate of interest specified in Column B shown below, Minus 6-month JPY-LIBOR-BBA (see paragraph (vii) below):

Column A	Column B
13 August 2004	1.51%
13 February 2005	1.51%
13 August 2005	1.82%
13 February 2006	1.82%
13 August 2006	2.13%
13 February 2007	2.13%
13 August 2007	2.44%
13 February 2008	2.44%
13 August 2008	2.75%
13 February 2009	2.75%
13 August 2009	3.06%
13 February 2010	3.06%
13 August 2010	3.37%
13 February 2011	3.37%
13 August 2011	3.68%
13 February 2012	3.68%
13 August 2012	3.99%
13 February 2013	3.99%
13 August 2013	4.30%
13 February 2014	4.30%
13 August 2014	4.61%
13 February 2015	4.61%

	(v)	Interest Period Date(s):	"Coupon Period" or "Specified Period" means from and including 13 February to but excluding 13 August and from and including 13 August to but excluding 13 February of each year commencing on 13 February 2004 and ending on the Maturity Date
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the [Calculation Agent]):	The Toronto-Dominion Bank, London Branch
	(vii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(viii)	ISDA Determination (Condition 1(a)):	
		– Floating Rate Option:	JPY-LIBOR-BBA
		– Designated Maturity:	6 months
		– Reset Date:	As per Conditions
		– ISDA Definitions: (if different from those set out in the Conditions)	As per Conditions
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	Each Interest Payment Date commencing on 13 August 2003 and ending on 13 August 2014, in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
		Minimum nominal amount to be redeemed:	
		Maximum nominal amount to be redeemed:	
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Five (5) London and Tokyo business days' prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	The Toronto-Dominion Bank
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0161343768
38	Common Code:	16134376
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent Deutsche Bank AG, London

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.008011, producing a sum of (for Notes not denominated in Euro):	EUR 8,011,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	11 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

NJ

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 599A
TRANCHE NO: 1
JPY 2,000,000,000 Fixed Rate and Inverse Floating Rate Notes 2003 due 2015

Issue Price: 100.00 per cent

TD Securities

The date of this Pricing Supplement is 11 February 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27 September 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2001.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	599A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Japanese Yen ("JPY")
4	Aggregate Nominal Amount:	
	(i) Series:	JPY 2,000,000,000
	(ii) Tranche:	JPY 2,000,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	JPY 100,000,000
7	(i) Issue Date:	13 February 2003
	(ii) Interest Commencement Date:	14 February 2003
8	Maturity Date:	13 February 2015
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)	No
10	Interest Basis:	Fixed Rate changing to Inverse Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	1. Fixed Rate for the period from and including 14 February 2003 to but excluding 13 February 2004 Automatically converting on 13 February 2004 to 2. Inverse Floating Rate Interest from and including 13 February 2004 to but excluding the Maturity Date
13	Put/Call Options:	Call (further particulars specified below)
14	Status of the Notes:	Senior

15	Listing:		None
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate (s) of Interest:	For the period from and including 14 February 2003 to but excluding 13 February 2004, interest will accrue at the rate of 1.00 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	13 August 2003 and 13 February 2004 in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount (s):	JPY 497,222 per Denomination in Nominal Amount payable on 13 August 2003 JPY 500,000.00 per Denomination in Nominal Amount payable on 13 February 2004
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	"Coupon Period" or "Specified Period" means from and including 13 February to but excluding 13 August and from and including 13 August to but excluding 13 February of each year commencing 13 February 2004 and ending on the Maturity Date "Specified Interest Payment Date" means February 13 and August 13 of each year commencing on 13 August 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention

(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	In respect of the semi-annual Interest Periods from and including 13 February 2004 to but excluding the Maturity Date, the Notes will bear interest for each Interest Period ending on and excluding the Specified Interest Payment Date set out in Column A below at the corresponding rate of interest specified in Column B shown below, Minus 6-month JPY-LIBOR-BBA (see paragraph (vii) below):

Column A	Column B
13 August 2004	1.40%
13 February 2005	1.40%
13 August 2005	1.80%
13 February 2006	1.80%
13 August 2006	2.20%
13 February 2007	2.20%
13 August 2007	2.60%
13 February 2008	2.60%
13 August 2008	3.00%
13 February 2009	3.00%
13 August 2009	3.40%
13 February 2010	3.40%
13 August 2010	3.80%
13 February 2011	3.80%
13 August 2011	4.20%
13 February 2012	4.20%
13 August 2012	4.60%
13 February 2013	4.60%
13 August 2013	5.00%
13 February 2014	5.00%
13 August 2014	5.40%
13 February 2015	5.40%

	(v)	Interest Period Date(s):	"Coupon Period" or "Specified Period" means from and including 13 February to but excluding 13 August and from and including 13 August to but excluding 13 February of each year commencing on 13 February 2004 and ending on the Maturity Date
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Toronto-Dominion Bank, London Branch
	(vii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(viii)	ISDA Determination (Condition 1(a)):	
		– Floating Rate Option:	JPY-LIBOR-BBA
		– Designated Maturity:	6 months
		– Reset Date:	As per Conditions
		– ISDA Definitions: (if different from those set out in the Conditions)	As per Conditions
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	Each Interest Payment Date commencing on 13 August 2003 and ending on 13 August 2014, in accordance with the Modified Following Business Day Convention
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent of the Aggregate Nominal Amount
	(iii)	If redeemable in part:	Not Applicable
		Minimum nominal amount to be redeemed:	
		Maximum nominal amount to be redeemed:	
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Five (5) London and Tokyo business days' prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**

	(i) Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Tokyo and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
35		If non-syndicated, name of Dealer:	The Toronto-Dominion Bank
36		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0161462774
38	Common Code:	16146277
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent Deutsche Bank AG, London

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.007994, producing a sum of (for Notes not denominated in Euro):	EUR 15,988,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	11 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

NV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (Rabobank Nederland)
SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

Pricing Supplement

SERIES NO: 584A
TRANCHE NO: 1
NOK 1,000,000,000 5.50 per cent. Notes 2003 due 2006
Issue Price: 101.335 per cent. for the first NOK500,000,000
and
102.165 per cent. for the second NOK500,000,000

DEUTSCHE BANK
RABOBANK INTERNATIONAL
and
BANQUE BRUSSELS LAMBERT S.A.
DANSKE BANK
DEXIA CAPITAL MARKETS
KBC INTERNATIONAL GROUP
and
AXA BANK BELGIUM
BANQUE ET CAISSE D'EPARGNE DE L'ETAT, LUXEMBOURG
CREDIT SUISSE FIRST BOSTON
DRESDNER KLEINWORT WASSERSTEIN
DZ BANK AG
ZÜRCHER KANTONALBANK

The date of this Pricing Supplement is 11 February 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the approval of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There are additional selling restrictions in Clause 36 of this Pricing Supplement.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or the Group since 31 December 2001 (being the date of the latest audited consolidated financial statements of the Group).

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Deutsche Bank AG London or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A (Rabobank Nederland)
2	(i)	Series Number:	584A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 1,000,000,000
5	(i)	Issue Price:	(1) In the case of the first NOK 500,000,000 nominal amount of the Notes 101.335 per cent.; and (2) In the case of the second NOK 500,000,000 nominal amount of the Notes 102.165 per cent.
	(ii)	Net proceeds:	NOK1,003,750,000 comprising the following: (1) In the case of the first NOK 500,000,000 nominal amount of the Notes NOK 499,800,000 (excluding agreed expenses); and (2) in the case of the second NOK 500,000,000 nominal amount of the Notes NOK 503,950,000 (excluding agreed expenses).
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	Issue Date:		13 February 2003
8	Maturity Date:		13 February 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed-Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		N/A
13	Put/Call Options:		N/A

14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	13 February in each year commencing on 13 February 2004 and ending on 13 February 2006, if not previously redeemed.
	(iii)	Fixed Coupon Amount (s):	NOK 550.00 on each denomination of NOK 10,000 and NOK 2,750.00 on each denomination of NOK 50,000
	(iv)	Broken Amount:	N/A
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	N/A
18	**Floating Rate Provisions**		N/A
19	**Zero Coupon Note Provisions**		N/A
20	**Index Linked Interest Note Provisions**		N/A
21	**Dual Currency Note Provisions**		N/A

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		N/A
23	**Put Option**		N/A
24	**Final Redemption Amount**		Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	The Temporary Global Note will be exchangeable for Definitive Notes not earlier than 40 days after the issue date upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		N/A
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		N/A
30	Details relating to Instalment Notes:		N/A
	(i)	Instalment Amount(s):	N/A
	(ii)	Instalment Date(s):	N/A
	(iii)	Minimum Instalment Amount:	N/A
	(iv)	Maximum Instalment Amount:	N/A
31	Redenomination, renominalisation and reconventioning provisions:		N/A
32	Consolidation provisions:		N/A
33	Other terms or special conditions:		N/A

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

Bank Brussels Lambert S.A.
Danske Bank A/S
Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets
KBC Bank NV
AXA BANK BELGIUM
Banque et Caisse d'Epargne de L'Etat, Luxembourg
Credit Suisse First Boston (Europe) Limited
Dresdner Bank AG London Branch
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main
Zürcher Kantonalbank

(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
(iii)	Dealer's Commission:	Combined management and underwriting commission: 0.1875 per cent. of the principal amount of the Notes. Selling Concession: 1.1875 per cent. of the principal amount of the Notes

35 If non-syndicated, name of Dealer: N/A

36 Additional selling restrictions:

The Netherlands: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), i.e. that:

(i) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states party to the Agreement on the European Economic Area;

(ii) at least 60 per cent. of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer has its corporate seat; and

(iii) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more services referred to under

		paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC Each Manager has represented and agreed that it shall not at any time conduct in the Netherlands a general advertising or soliciting campaign in relation to the Notes **Norway:** No offering material in relation to the Notes has been or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager has represented, warranted and agreed that it will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents of the Kingdom of Norway, other than to persons who are registered with the Oslo Stock Exchange as professional investors, and that it will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway

OPERATIONAL INFORMATION

37	ISIN Code:	XS0161378558
38	Common Code:	016137855
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	N/A
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	N/A
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.136405, producing a sum of (for Notes not denominated in Euro):	Euro 136,405,000

44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	N/A
45	Date of Pricing Supplement:	11 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 590A
TRANCHE NO: 1

USD 50,000,000 Callable Zero Coupon Notes due February 2008

Issue Price: 83.389 per cent

HSBC Bank plc

The date of this Pricing Supplement is 4 February 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Please find attached an additional Dutch selling restriction in item 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial on trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	590A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD 50,000,000
5	(i)	Issue Price:	83.389 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 41,694,500
6	Specified Denominations:		USD 10,000
7	Issue Date:		6 February 2003
8	Maturity Date:		6 February 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		Particulars specified in item 24 below
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	Not Applicable
	(ii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iii)	Any other formula/basis of determining amount payable:	As set out in 22 (ii), 24 and 25 (i)

20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**			Applicable
	(i)	Optional Redemption Date(s):		Every year from and including 6 February 2004 to and including 6 February 2007, subject to adjustment in accordance with the Modified Following business day convention.
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):		[(1+IRR)^N]*issue price IRR = 3.70 per cent. (where the unrounded issue price for calculation purposes = 83.38851) N = the number of days from and including the issue date, to but excluding the redemption date. Cancellation Amount 6 February 2004 → USD43,236,950 6 February 2005 → USD44,836,700 6 February 2006 → USD46,495,650 6 February 2007 → USD48,216,000 WHERE cancellation amounts rounded to the nearest cent per denomination then multiplied up by 5000)
	(iii)	If redeemable in part:		Not Applicable
		(a)	Minimum nominal amount to be redeemed:	Not Applicable
		(b)	Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):		Not Applicable
	(v)	Description of any other Issuer's option:		Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):		The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**			Not Applicable

24	**Final Redemption Amount**	Nominal Amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, in accordance with the formula specified under item 22 (ii) above
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are re presented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	HSBC Bank plc
36	Additional selling restrictions:	The Netherlands: 'The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0162518871
38	Common Code:	016251887
39	Any clearing system(s) other than Euroclear and Cedelbank and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Fiscal, Paying and Calculation Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.927273 producing a sum of (for Notes not denominated in Euro):	Euro 46,363,650
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	4 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

NV

Pricing Supplement

RABO AUSTRALIA LIMITED

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 566A
TRANCHE NO: 1
NZD 150,000,000 6.25 per cent. Notes 2003 due 2008

TD Securities	**Rabobank International**
Commonwealth Bank of Australia	**Credit Suisse First Boston**
Deutsche Bank	**Fortis Bank**
KBC Bank NV	**Prudential-Bache International Limited**
ING	**Banque et Caisse d'Epargne de l'Etat, Luxembourg**
Dexia Capital Markets	**DZ BANK AG**

WestLB AG

The date of this Pricing Supplement is 3 February 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

<u>The Netherlands</u>:

The Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are party to the Treaty on the EEA;

(b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state where the Issuer is established; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more of the services referred to under 7 and 8 of Annex I to the EC Directive 2000/12/EC.

New Zealand:

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or

distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(b) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

In connection with this issue, The Toronto-Dominion Bank (the "**Stabilising Agent**") or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on the Stabilising Agent or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Rabo Australia Limited
	(ii)	Guarantor:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	566A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 150,000,000
	(ii)	Tranche:	NZD 150,000,000
5	(i)	Issue Price:	(a) in the case of NZD 100,000,000 Nominal Amount of the Notes 101.15 per cent.; and (b) in the case of NZD 50,000,000 Nominal Amount of the Notes 102.945 per cent.
	(ii)	Net proceeds:	NZD 149,810,000 (less agreed expenses)
6	Specified Denominations:		NZD 1,000, NZD 10,000, NZD 100,000
7	(i)	Issue Date:	4 February 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		4 February 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions	Applicable

	(i)	Rate of Interest:	6.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	4 February in each year commencing on 4 February 2004 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	NZD 62.50 on each denomination of NZD 1,000, NZD 625.00 on each denomination of NZD 10,000 and NZD 6,250.00 on each denomination of NZD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	Bearer Notes
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes, not earlier than 40 days after the closing date upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Wellington and London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) The Toronto-Dominion Bank Commonwealth Bank of Australia Credit Suisse First Boston (Europe) Limited Deutsche Bank AG London Fortis Bank NV-SA KBC Bank NV Prudential-Bache International Limited Banque Bruxelles Lambert S.A. Banque et Caisse d'Epargne de l'Etat, Luxembourg Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main WestLB AG
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined management and underwriting commission is 0.25 per cent. of the principal amount of the Notes. Selling commission: 1.625 per cent. of the principal amount of the Notes.
35		If non-syndicated, name of Manager:	Not Applicable
36		Additional selling restrictions:	The Netherlands: Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Treaty on the EEA; (b) at least 60% of the Notes is placed by syndicate members established in one or more states other than the state member where the issuing institution has its corporate seat; and

(c) subscription for the Notes is only possible or the Notes can in the first instance only be purchased through a credit institution or another institution which in the conduct of its business carries out one or more of the services referred to in paragraphs 7 and 8 of Annex I to EC Directive nr. 2000/12/EC.

Each Manager represents and agrees that it shall not at any time conduct a general advertising or soliciting campaign in relation to the Notes.

New Zealand:

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Offering Circular or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered:

(a) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public; or

(b) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0160821392
38	Common Code:	16082139
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A., and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NZD 0.50825 : Euro 1.00, producing a sum of (for Notes not denominated in Euro):	Euro 76,237,500
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	3 February 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:
Duly authorised

By:
Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 579A
TRANCHE NO: 1
USD 50,000,000 Floating Rate Range Notes due 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 31 January 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii) Guarantor:		Not Applicable
2	(i) Series Number:		579A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i) Series:		USD 50,000,000
	(ii) Tranche:		USD 50,000,000
5	(i) Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:		USD 50,000,000
6	Specified Denominations:		USD 1,000
7	(i) Issue Date:		4 February 2003
	(ii) Interest Commencement Date (if different from the Issue Date):		Not Applicable
8	Maturity Date:		4 February 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i) Status of the Notes:		Senior
	(ii) Status of the Guarantee:		Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i) Specified Period(s)/Specified Interest Payment Dates:		4 May, 4 August, 4 November and 4 February in each year commencing on 4 May 2003 and ending on the Maturity Date
	(ii) Business Day Convention:		Not Applicable

(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	See item (xiv) below
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	
	- Relevant Time:	11.00 a.m. London time
	- Interest Determination Date	Two London Business Days prior to the first day in each Interest Accrual Period where: "**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London.
	- Primary Source for Floating Rate:	Moneyline Telerate Page 3750 and if such Page is cancelled or unavailable, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00 a.m. London time.
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	London
	- Benchmark:	3-month USD LIBOR
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	Three months
(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
(ix)	Margin(s):	plus 3.35 per cent. per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(xiii)	Rate Multiplier:	Not Applicable

(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions. The Rate of Interest shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **Floating Rate x N/M** Where "**Floating Rate**" is 3-month USD LIBOR plus a margin of 3.35 per cent. per annum as set out above: "**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and less than or equal to 7.00 per cent.; "**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent; "**Reference Rate**" means 3-month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on Moneyline Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period.

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	4 August and 4 February in each year commencing on 4 August 2003 and ending on 4 August 2012
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time

		without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes; if the permanent Global Note is exchanged for Definitive Notes in any of the limited circumstances specified in the permanent Global Note before 4 August 2006, one Talon for future Coupons will be attached to such Definitive Notes. If the permanent Global Note is not exchanged for Definitive Notes before 4 August 2006, no Talon will be attached to any Definitive Notes.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0160851621
38	Common Code:	016085162
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Crédit Lyonnais as Calculation Agent and Determination Agent.

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.956521 producing a sum of:	EUR 47,826,050
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	31 January 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

Lux

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 589A
TRANCHE NO: 1
USD25,000,000 5.00% Notes due February 2013

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 31 January 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	589A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD25,000,000
	(ii)	Tranche:	USD25,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	Not Applicable
6	Specified Denominations:		USD1,000
7	(i)	Issue Date:	4 February 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		4 February 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Not Applicable
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.00 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	4 February in each year commencing on 4 February 2004 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	USD50.00 per USD1,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	4 February in each year commencing on 4 February 2004 up to and including 4 February 2012
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, Conditions apply

	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:	**Bearer Notes**
	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable

31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0161129845
38	Common Code:	016112984
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.950310 producing a sum of:	Euro 23,757,750
44	*In the case of Notes listed on the Stock Market of* Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	31 January 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

nV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 557A
TRANCHE NO: 1
GBP 250,000,000 Floating Rate Notes due 20 December 2005

Issue Price 100 per cent

Rabobank International

The date of this Pricing Supplement is 18 December 2002.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2001.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("Rabobank Nederland")
2	(i)	Series Number:	557A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP 250,000,000
	(ii)	Tranche:	GBP 250,000,000
5	Issue Price:		100 per cent. Of the Aggregate Nominal Amount
6	Specified Denomination:		GBP 10,000,000
7	Issue Date:		20 December 2002
8	Maturity Date:		20 December 2005
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Put (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Not Applicable
16	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	20 June 2003, 20 December 2003, 20 June 2004, 20 December 2004, 20 June 2005 and the Maturity Date

(ii)	Business Day Convention:	Modified Following Business Day Convention
(iii)	Additional Business Centre(s) (Condition 1(a)):	Not Applicable
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(v)	Interest Period Date(s):	20 March, 20 June, 20 September and 20 December of each year from (and including) 20 March 2003 to (and including) 20 September 2005
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(viii)	ISDA Determination (Condition 1(a)):	Applicable
	– Floating Rate Option:	GBP-LIBOR-BBA
	– Designated Maturity:	3 months
	– Reset Date:	20 March, 20 June, 20 September and 20 December of each year from (and including) 20 March 2003 to (and including) 20 September 2005. The Reset Date for the first Interest Accrual Period shall be the day falling two (2) Business Days in London prior to the first date of the first Interest Accrual Period
	– ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(ix)	Margin(s):	The Margin for the first Interest Accrual Period in the first Interest Period will be - 2.01630 per cent.; thereafter it will be - 0.05 per cent. per annum
(x)	Minimum Rate of Interest:	0.00 (zero) per cent.
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction (Condition 1(a)):	Actual/365
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Condition 6(b)(i) shall not apply to the Notes; Interest Amounts will be calculated in accordance with Annex 1 of this Pricing Supplement

19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Applicable
	(i)	Optional Redemption Date(s):	20 June 2003, 20 December 2003, 20 June 2004, 20 December 2004 and 20 June 2005
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount
	(iii)	Optional Exercise Date(s)	Not Applicable
	(iv)	Description of any other Noteholders' option:	Not Applicable
	(v)	Notice Period (if other than as set out in the Conditions):	Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, in accordance with the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	If syndicated, names of Managers:	Not Applicable
35	If non-syndicated, name of Dealer:	Rabobank International
36	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

37	ISIN Code:	XS0159862043
38	Common Code:	015986204
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent Deutsche Bank Luxembourg S.A. as Paying Agent BNP Paribas as Calculation Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.56, producing a sum of (for Notes not denominated in Euro):	Euro 390,000,000
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	18 December 2002
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

ANNEX 1

The Notes will bear interest from (and including) the Issue Date to (but excluding) the Maturity Date. Interest on the Notes will be paid semi-annually in arrear on each Specified Interest Payment Date.

The Interest Amount payable in respect of each Note, in respect of each Interest Period, shall be calculated by the Calculation Agent on the first day of the second Interest Accrual Period in that Interest Period.

The Interest Amount payable in respect of each Note for each Interest Period will be an amount equal to the sum of (i) the Compounding Period Amount calculated for the first Interest Accrual Period of that Interest Period and (ii) the Compounding Period Amount calculated for the second Interest Accrual Period of that Interest Period.

Where:

"Compounding Period Amount" means, for any Interest Accrual Period, an amount calculated for that Interest Accrual Period as follows:

Compounding Period Amount	=	Adjusted Calculation Amount	×	Floating Rate	×	Day Count Fraction

"Adjusted Calculation Amount" means (i) in respect of the first Interest Accrual Period in any Interest Period, the Calculation Amount and (ii) in respect of the succeeding Interest Accrual Period in that Interest Period, an amount equal to the sum of the Calculation Amount and the Compounding Period Amount for the previous Interest Accrual Period in that Interest Period.

"Calculation Amount" means the applicable Specified Denomination specified as such in paragraph 6 of this Pricing Supplement.

"Floating Rate" in respect of any Interest Accrual Period means the Rate of Interest for such Interest Accrual Period, which, for the avoidance of doubt, shall be calculated as the ISDA Rate applicable to the Interest Accrual Period plus the relevant Margin.

Interest on the Notes shall accrue daily. For greater certainty, the amount of interest which has accrued on any Note up to any day in an Interest Period shall be calculated, for all purposes, in the following manner:

(a) if that day occurs in the first Interest Accrual Period in such Interest Period, an amount equal to (i) the Compounding Period Amount in respect of such Note for such Interest Accrual Period multiplied by (ii) an amount equal to the number of days which have expired in such Interest Accrual Period to (but excluding) such day divided by the number of days in such Interest Accrual Period; and

(b) if that date occurs in the second Interest Accrual Period in such Interest Period, an amount equal to the sum of (i) the Compounding Period Amount in respect of such Note for the first Accrual Period in such Interest Period and (ii) an amount equal to (A) the Compounding Period Amount in respect of such Note for such second Interest Accrual Period multiplied by (B) an amount equal to the number of days which have expired in such second Interest Accrual Period to (but excluding) such day divided by the number of days in such second Interest Accrual Period.

ANNEX 2

Condition 7 (g) and (h) of the Offering Circular will be cancelled and replaced by the following condititions:

7 (g) Purchases

The Issuer and any of its subsidiaries may at any time purchase Notes (provided that, in the case of Definitive Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Notes and, in the case of Definitive Notes, unmatured Receipts and Coupons and unexchanged Talons, purchased by the Issuer or any of its subsidiaries shall not be automatically cancelled and may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

7 (h) Cancellation

All Notes which are redeemed or surrendered to any Paying Agent for cancellation pursuant to Condition 7(g) will forthwith be cancelled (together with, in the case of Definitive Notes, all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith at the time of redemption) and may not be reissued or resold and the obligations of the Issuer in respect of any such Notes, Receipts, Coupons and Talons shall be discharged. All Notes so cancelled (together with, in the case of Definitive Notes, all unmatured Receipts and Coupons and unexchanged Talons cancelled therewith) shall be forwarded to the Fiscal Agent and cannot be reissued or resold.